UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

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                                             :
          In the Matter of                   :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC.        :  CERTIFICATE OF
          1 Riverside Plaza                  :   NOTIFICATION
        Columbus, Ohio 43215                 :        NO. 20
                                             :
             (70-8429)                       :
                                             :
(Public Utility Holding Company Act of 1935) :
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      THIS  IS  TO  CERTIFY  THAT  AMERICAN   ELECTRIC   POWER   COMPANY,   INC.
("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

      1.  During  the  calendar  quarter  ended  December  31,  1999,   American
guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits A and B attached hereto.

            (a) Resources made $7,820,215.00 in capital contributions to AEP Resources Delaware, Inc. as follows:

     (i) $ 5,000.00 on October 12, 1999 (ii) $  750,000.00  on December 31, 1999
   (iii) $7,065,215.00 on December 31, 1999

            (b) Resources made $322,245.46 in capital contributions to AEP Resources International, Limited ("AEPRIL") as follows:

     (i) $  76,249.73  on October 7, 1999 (ii) $  59,299.00  on November 5, 1999
   (iii) $ 54,575.10 on November 27, 1999 (iv) $ 16,081.00 on December 8, 1999
     (v)    $ 40,000.00 on December 10, 1999
    (vi)    $ 76,040.63 on December 10, 1999

AEP Resources Delaware, Inc. and AEPRIL are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.


      2. Resources made $442,862.00 in capital contributions to AEP Delaware Investment Company II as follows:

     (i)    $   42,500.00 on December 31, 1999
    (ii)    $  400,362.00 on December 31, 1999

AEP Delaware Investment Company II is a Project Parent for Energia Azteca VIII S. de R.L. de C.V., a foreign utility company.

      3. Resources made $43,843,354.00 in capital contributions to AEP Holdings I CV as follows:

     (i) $ 4,207,500.00 on December 31, 1999 (ii) $39,635,854.00 on December 31,
    1999

AEP Holdings I CV is a foreign utility company.

      4. Resources made a $7,010,373.00 capital contribution to AEP Resources Australia Pty., Ltd. on December 21, 1999. AEP Resources Australia Pty., Ltd. is a project parent for Pacific Hydro Limited, a foreign utility company.

      5. American's total investments for the year-to-date is $75,100,000.00.

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                      AMERICAN ELECTRIC POWER COMPANY, INC.


                    By:  /s/ Thomas G. Berkemeyer
                               Assistant Secretary

March 7, 2000


                                                                       Exhibit A

                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM
                        QUARTERLY SHORT-TERM DEBT REPORT
                               AEP RESOURCES, INC.

Issue      Maturity        Interest            Principal
Date        Date           Rate %              Borrowed
10/05/99   10/19/99         5.675          $   700,000.00
10/14/99   10/19/99         5.7400             500,000.00
10/20/99   10/29/99         5.6724           8,500,000.00
10/26/99   11/02/99         5.6200             400,000.00
10/29/99   11/10/99         5.7958           8,700,000.00
11/02/99   11/10/99         5.9800           5,000,000.00
11/10/99   11/30/99         5.7958          10,000,000.00
11/12/99   11/30/99         6.0400             500,000.00
11/17/99   11/30/99         6.1500             200,000.00
11/30/99   12/08/99         6.0809           4,175,000.00
12/01/99   12/08/99         6.1250          13,500,000.00
12/08/99   12/20/99         6.1250           8,500,000.00
12/08/99   12/15/99         6.0000           9,000,000.00
12/09/99   12/15/99         5.9700             200,000.00
12/10/99   12/15/99         6.0492             300,000.00
12/17/99   12/21/99         5.8925           9,000,000.00
12/20/99   12/21/99         6.1125           4,125,000.00
12/21/99   12/29/99         5.9859           5,500,000.00
12/22/99   12/29/99         6.1126           1,025,000.00
12/27/99   01/12/00         7.2531             300,000.00
12/29/99   01/10/00         6.8000           2,700,000.00
12/30/99   01/04/00         6.6000             300,000.00
                               TOTAL        93,125,000.00
                                        ====================

Weighted Average Rate    6.0716

                                                                       Exhibit B

                              QUARTERLY DEBT REPORT
                               AEP RESOURCES, INC.


    Issue      Maturity    Interest        Principal
    Date         Date       Rate %          Borrowed
  11/30/99     01/31/00     6.3675      $340,000,000.00
  11/30/99     01/31/00     6.3675      $ 15,000,000.00
  12/17/99     03/21/00     6.3675      $ 45,000,000.00